330 North Wabash Avenue Suite 2800 Chicago, Illinois 60611 Tel: +1.312.876.7700 Fax: +1.312.993.9767 www.lw.com

FIRM / AFFILIATE OFFICES
Beijing	Moscow
Boston	Munich
Brussels	New York
Century City	Orange County
Chicago	Paris
Dubai	Riyadh
Düsseldorf	San Diego
Frankfurt	San Francisco
Hamburg	Seoul
Hong Kong	Shanghai
Houston	Silicon Valley
London	Singapore
Los Angeles	Tokyo
Madrid	Washington, D.C.
Milan

August 16, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Nasreen Mohammed

Adam Phippen

Taylor Beech

Erin Jaskot

Division of Corporation Finance

Office of Finance

Re:	Vivid Seats Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed July 7, 2021

File No. 333-256575

Ladies and Gentlemen:

On behalf of our client, Vivid Seats Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 27, 2021 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed with the Commission by the Company on May 28, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4 Filed July 7, 2021

Notice of Solicitation of Written Consents of the Holders of Horizon IPO Public Warrants and Horizon IPO Private Placement Warrants

1.

Please revise your disclosure to clarify how many Horizon IPO Public Warrants are needed to approve the amendment to the Warrant Agreement. In this regard, we note your disclosure that the vote or written consent of holders of at least 65% of the outstanding Horizon IPO Public Warrants are needed to approve the amendment and that the Sponsor currently holds 5,166,666 Horizon IPO Public Warrants.

August 16, 2021

Response: The Company acknowledges the Staff’s comment and has revised the Notice of Special Meeting of Public Warrant Holders of Horizon Acquisition Corporation and pages xxxi, 19, 75 and 166 of the Registration Statement accordingly.

Background of the Business Combination, page 101

2.

We note your revised disclosure in response to our prior comment 9. Please further revise to disclose the number of targets on which Horizon conducted “extensive due diligence” and include a more detailed discussion regarding any material meetings, discussions or negotiations that Horizon held with these potential targets. Please ensure that your disclosure addresses the general industry of such targets and the reason why you did not pursue the business combination with such targets despite extensive due diligence and substantial efforts.

Response: The Company acknowledges the Staff’s comment and has revised page 107 of the Registration Statement accordingly.

3.

We note your revised disclosure in response to our prior comment 10. Please revise to clarify whether any of the Horizon II representatives or parties that participated in the negotiations between Hoya Topco and Horizon II were the same representatives or parties involved in the negotiations between Hoya Topco and Horizon. Please also disclose how the sponsor of Horizon and Horizon II determined that Horizon was the appropriate acquirer for Vivid Seats.

Response: The Company acknowledges the Staff’s comment and has revised pages 107-109 of the Registration Statement accordingly.

4.

We note your revised disclosure in response to our prior comment 11. Please further revise to include more detail regarding any valuation discussions. For example, please provide more detail about the conference call held on February 16, 2021 regarding Vivid Seats financial model and projections, how the parties came to an agreement on the $2.4 billion valuation in the final term sheet, and the negotiations between the parties that occurred through the first two weeks of April, culminating the week of April 11, 2021, after which the parties agreed to reduce the enterprise value from $2.4 billion to approximately $2.0 billion. Given Horizon II proposed an initial valuation of $2.4 billion that was ultimately agreed upon in the final term sheet, please also include a description of any discussions between management of Horizon II and Horizon relating to the valuation. In this regard, we note that there is overlap between the management of Horizon II and Horizon, but they are not the same.

Response: The Company acknowledges the Staff’s comment and has revised pages 108, 109, 112 and 113 of the Registration Statement accordingly.

5.

We reissue our prior comment 12 in part. Please clarify whether the materials intended for potential SPAC counterparties that were prepared by Hoya Topco, Vivid Seats management, the Private Equity Owner and Evercore, as disclosed on page 103, and the PIPE Investor Presentation, prepared in part by Evercore and considered by Horizon’s board of directors on April 16, 2021, constitute reports materially related to the transaction that are required to be filed under Item 1015(b) of Regulation M-A. Refer to Item 4(b) of Form S-4. Please also provide more detail regarding the relationship of Vista Equity Partners to the parties and Vista Equity Partners’ role in the transaction.

August 16, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 109 of the Registration Statement to provide additional detail regarding Vista Equity Partners. The Company respectfully submits that disclosure of the materials intended for potential SPAC counterparties and the PIPE Investor Presentation is not required by Item 4(b) of Form S-4.

Item 4(b) of Form S-4 requires disclosure of any “report, opinion or appraisal materially related to the transaction … received from an outside party”. Neither of the presentations referenced in your comment 5 are subject to this requirement, as these materials were prepared by the parties themselves, and were not received from an outside party.

The materials intended for potential SPAC counterparties consisted of a customary management presentation prepared by Hoya Topco and Vivid Seats management (which, until closing of the proposed transaction with Horizon, are identical), including information about Vivid Seats and its business, performance and prospects, and was provided to a number of potential counterparties for a strategic transaction with Vivid Seats. Representatives of Evercore, as financial advisor to Hoya Topco and Vivid Seats, provided customary assistance to Hoya Topco and Vivid Seats in connection with the preparation of this presentation, but Evercore did not prepare the management presentation and the management presentation was not received from Evercore. Indeed, under Evercore’s engagement letter, Vivid Seats, LLC is expressly responsible for information provided to Evercore, which includes the contents of the management presentations and other materials prepared by Hoya Topco and Vivid Seats.

The PIPE Investor Presentation also was prepared by Hoya Topco and Vivid Seats management, including information about Vivid Seats and its business, performance and prospects, and was provided to accredited investors for a PIPE investment in connection with the business combination. Similar to the management presentation described above, representatives of Credit Suisse and Evercore, as placement agents in connection with the PIPE Subscription, provided customary assistance to Hoya Topco and Vivid Seats in connection with the preparation of this presentation, but Credit Suisse and Evercore did not prepare the PIPE Investor Presentation and the PIPE Investment Presentation was not received from Credit Suisse or Evercore. Indeed, under the engagement letters with each of Credit Suisse and Evercore, Vivid Seats, LLC is expressly responsible for the information provided to Credit Suisse and Evercore, which includes the contents of the PIPE Investment Presentations prepared by Hoya Topco and Vivid Seats.

As described above, each of the management presentation and the PIPE Investor Presentation do not constitute a “report, opinion or appraisal materially related to the transaction … received from an outside party” under Item 4(b) of Form S-4, as each was prepared by a participant in the transaction (not an “outside party”). Accordingly, the Company respectfully submits that disclosure of the materials intended for potential SPAC counterparties and the PIPE Investor Presentation is not required by Item 4(b) of Form S-4.

6.

We reissue our prior comment 13 in part. With respect to your revised disclosure regarding the evolution of negotiations of the material terms of the transaction, please explain the reason and significance of each material issue and term discussed at the meetings, each party’s position on such issues, and how you reached agreement on the final terms.

Response: The Company acknowledges the Staff’s comment and has revised pages 108-113 of the Registration Statement accordingly.

August 16, 2021

7.	We reissue our prior comment 15 in part. Please disclose how the due diligence and related discussions impacted the terms of the transaction.

Response: The Company acknowledges the Staff’s comment and has revised page 111 of the Registration Statement accordingly.

Certain Forecasted Financial Information for Vivid Seats PubCo, page 114

8.

We note your revised disclosure in response to our prior comment 21 and reissue our comment in part. Please tell us whether the financial projections and comparable companies analysis included in the investor presentation for prospective investors in the PIPE Subscription are the same as those included in your filing. If they are different, please include such analyses in your filing and explain the material differences with the current disclosure in your filing.

Response: The Company acknowledges the Staff’s comment and confirms that the financial projections and comparable companies analysis included in the investor presentation for prospective investors in the PIPE Subscription are the same as those included in the Registration Statement.

Interests of Certain Persons in the Business Combination, page 117

9.

We note your response to our prior comment 22. Please quantify the value of Sponsor’s ownership interest in Vivid Seats assuming the completion of the business combination and based on the transaction value of the business combination as compared to the price paid by Sponsor for its ownership interest in Horizon.

Response: The Company acknowledges the Staff’s comment and has revised pages xxxiii, 47, 48 and 122 of the Registration Statement accordingly.

U.S. Federal Income Tax Considerations

Effects of the Merger on U.S. Holders, page 123

10.

We reissue our prior comment 24 in part. Separate from the opinion that the Merger “should” qualify as a F Reorganization, please revise to add disclosure explaining why counsel cannot give a firm opinion, assuming that the Merger does qualify as a F Reorganization, that holders will not recognize a gain or loss upon consummation of the transactions. In the alternative, please provide a firm opinion on such tax consequences. Please also revise your disclosure to clarify that the discussion in the sections titled “D. Tax Consequences for U.S. Holders of Horizon IPO Public Warrants” and “C. U.S. Holders that Own Public Shares with a Fair Market Value of Less Than $50,000” are the opinion of counsel, as you represent that the transactions described in these sections should not be taxable. Further, as counsel is issuing at least one “should” opinion, please include risk factor disclosure regarding the uncertainty of this opinion(s). Lastly, please file a short-form tax opinion as Exhibit 8 to the registration statement stating clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel.

August 16, 2021

Response: The Company acknowledges the Staff’s comment and, based on further feedback provided in a telephone conversation between Taylor Beech and Kirkland & Ellis LLP, the Company has made the revisions described below. The Company has revised pages xxxvi, xxxvii, 55, 56, 128 of the Registration Statement to clarify the scope of the opinion of Kirkland & Ellis LLP. As discussed between Taylor Beech and Kirkland & Ellis LLP, the sections titled “D. Tax Consequences for U.S. Holders of Horizon IPO Public Warrants” and “C. U.S. Holders that Own Public Shares with a Fair Market Value of Less Than $50,000” are part of the discussion relating to the application of Section 367(b) for which Kirkland & Ellis LLP is unable to opine for the reasons described on page 129, and the Company has revised such page(s) of the Registration Statement to clarify that Kirkland & Ellis LLP is not providing an opinion on those sections. This approach, and the disclosure generally, is consistent with other recent precedent. The Company has revised pages 55 and 56 of the Registration Statement to expand a risk factor to address the uncertainty of the tax opinion. Lastly, the Company has filed the form of opinion of Kirkland & Ellis LLP as Exhibit 8.1 to the Registration Statement.

Components of Results of Operations, page 215

11.

We reissue our prior comment 29 in part. You state that general and administrative costs include information technology expenses comprising primarily of cloud hosting services, software licenses, and software development activities not capitalized. Please further explain how these costs are not directly dedicated to revenue generating activities. We also note that your “born-in the-cloud technology platform” is integral to the generation of revenues.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company reviewed the classification of information technology costs within its Consolidated Statement of Operations and Comprehensive Loss. Upon review, the Company determined that a portion of its information technology costs is directly attributable to revenue generating activities, including costs related to cloud hosting services, software licenses and fraud prevention, in addition to fees incurred for payment processing and fulfillment on our marketplace platform. Accordingly, the Company reclassified a portion of its information technology costs, resulting in an increase to cost of revenues of $2.7 million and $1.8 million for the years ended December 31, 2019 and 2020, respectively, with corresponding reductions to general and administrative expenses.

As part of its evaluation of the classification error, the Company also considered whether a restatement of prior period financial statements would be required based on Staff Accounting Bulletin No. 99 (“SAB 99”), which included an evaluation of the quantitative and qualitative factors outlined in SAB 99. The Company concluded that the impact of the error was not material to the previously reported financial statements. However, the Company has restated the amounts reported in prior periods and disclosed the nature of those changes in the Notes to the Consolidated Financial Statements reported on Form S-4 for the years ended December 31, 2019 and 2020.

In response to the reclassification, the Company revised its disclosures on pages 223 and F-75.

General

12.

Please provide an analysis explaining why you believe the proposed Warrant Amendment does not constitute the offer and sale of a new security. Please explain why you believe Section 5 of the Securities Act does not apply to what may be an offer and sale of a new security, and, if you are relying on an exemption, please identify the exemption and explain the basis for your reliance.

August 16, 2021

Response: The Company respectfully advises the Staff that it does not believe the proposed Warrant Amendment, if implemented, would result in detrimental changes that would fundamentally change the nature of the investment in the Horizon IPO Warrants and constitute an offer or sale of a new security. The Warrant Amendment represents modifications of certain contractual provisions, made in accordance with the procedures provided for in the Warrant Agreement and the existing terms of the outstanding Horizon IPO Warrants with the requisite consent of holders of 65% of the outstanding Horizon IPO Public Warrants and, solely with respect to the amendment to the terms of the Horizon IPO Private Placement Warrants or any provision of the Warrant Agreement with respect to the Horizon IPO Private Placement Warrants set forth in the Warrant Amendment, 65% of the outstanding Horizon IPO Private Placement Warrants. None of the modifications alter the basic financial terms, basic nature or economic substance of the existing Horizon IPO Warrants.

Whether the adoption and implementation of the Warrant Amendment would result in the creation of a new security turns on whether the particular changes to the terms of the Warrant Agreement and the Horizon IPO Public Warrants would fundamentally change the nature of the investment, as opposed to adjusting contractual rights at a lesser magnitude. The standard for a “fundamental change in the nature of an investment” in Staff no-action letters has consistently focused on whether the amendments would significantly alter the financial terms or basic nature of the existing securities. For example, in Sonderling Broadcasting, Inc., without passing on whether a new security exists, the Staff took a no-action position with respect to modification of stock repurchase limitations in connection with a merger where the request asserted that the change “will not affect the provisions of the Indenture relating to payment of principal and interest on the Debentures nor will it affect the interest rate, interest payment or maturity date, or the sinking fund provision applicable to the Debentures [nor] require any change in the form of Debenture.”1 Additionally, in Eaton Corp., the Staff took a no-action position, without passing upon the question of whether there was a new security, in response to a request asserting that the elimination of covenants restricting funded debt and indebtedness of restricted subsidiaries in exchange for an increase in the interest rate from 4-3/8% to 4-7/8% and the addition of a cross-default provision relating to its other existing debt “can be characterized as an adjustment of contractual rights as compared with modifications constituting a change in the basic nature of the security, except with respect to the proposed change in the interest rate, which is comparatively small.”2

Further, similar and more fundamental amendments to warrants have been effected in connection with business combinations without the parties deeming those amendments to constitute an offer or sale of a new security. For example, in Broadmark Realty Capital Inc., the parties proposed amendments to the warrants of Trinity Merger Corp., among other things, to entitle the holders of such warrants to a cash payment in connection with a related business combination, modifying the minimum number of warrants exercisable in any exercise by a holder and changing the trustee.

[1]

Sonderling Broadcasting, Inc., SEC No-Action Letter, 1979 SEC No-Act. LEXIS 2524, at *3-*4 (March 23, 1979); see also Leasco Corp., SEC No-Action Letter, 1982 SEC No-Act. LEXIS 2927 (Sept. 22, 1982) (the Staff took a no action position in response to a request asserting that an amendment eliminating certain prohibitions on the payment of dividends could be “characterized accurately as an adjustment of contractual rights rather than a substantial modification constituting a change in the basic nature of the security” and that “no change in the form of Debenture will be required by the amendment to the Indenture, an indication that the change is not being made to a term considered most essential by the holders of Debentures”).

[2]	Eaton Corp., SEC No-Action Letter, 1981 SEC No-Act. LEXIS 2905, at *1 (Dec. 30, 1980).

August 16, 2021

These amendments were not regarded as an offer or sale of a new security.3 Likewise in Thunder Bridge Acquisition, Ltd.’s Amendment No. 2 to the Registration Statement on Form S-4 filed May 21, 2019, the parties proposed amendments to the warrants reduce the number of shares for which warrants are exercisable.4 These amendments likewise were not regarded as an offer or sale of a new security.

Here, the Warrant Amendment concerns certain contractual modifications intended to result in the Horizon IPO Warrants being accounted for as equity within the balance sheet of Horizon, including the elimination of the ability of the Company to redeem the Horizon IPO Warrants in certain scenarios. These amendments are technical and contractual in nature, generally favorable to the holders of Horizon IPO Public Warrants in that they eliminate the prospect of the issuer’s redeeming the warrants contrary to the holders’ intentions in certain circumstances, and do not result in detrimental changes that would fundamentally change the nature of the investment in the Horizon IPO Warrants.

In any event, the Company notes to the Staff that, if the warrant amendment is approved, the warrant amendment will occur concurrently with the Closing of the business combination transaction and the new Horizon IPO Warrants, as amended, are being registered under the Registration Statement. To ensure this is the case, the disclosure in the Form S-4 has been revised to clarify that the amendment to the Horizon IPO Public Warrants is expressly conditioned upon, and will occur concurrently with, closing of the business combination. In that regard, the substantive protections of, and disclosure required by, the Securities Act are being afforded to holders of the Horizon IPO Warrants in connection with the proposed transaction.

The Company respectfully submits that the warrant holder proxy statement and the implementation of the Warrant Amendment do not constitute the offer or sale of a new security, and even if it did, the amended Horizon IPO Warrants are being duly registered pursuant to the Registration Statement and no further action by the Company is required.

*    *    *    *

[3]

Broadmark Realty Capital Inc. (f/k/a Trinity Merger Sub Inc.), Amendment No. 1 to Registration Statement on Form S-4 filed September 19, 2019, and SEC Comment Letter dated October 11, 2019. See also (i) ROI Acquisition Corp. Registration Statement on Form S-4 filed May 9, 2013, including warrant amendments which (a) changed the exercise price of outstanding warrants, (b) reduced the number of shares for which each warrant was exercisable, (c) provided for cashless exercise of publicly traded warrants under certain circumstances and (d) removed a provision providing for a reduction of the exercise price in certain circumstances, and (ii) GTY Technology Holdings Inc. Registration Statement on Form S-4 Filed on January 11, 2019, including warrant amendments which gave each warrant holder the right to elect to receive cash consideration in lieu of the survival of its warrants following a business combination.

[4]	Thunder Bridge Acquisition Ltd., Amendment No. 2 to Registration Statement Filed on Form S-4 filed May 21, 2019, SEC Comment Letter dated June 7, 2019, comment #4.

August 16, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (312) 876-7681 or my colleague, Shagufa R. Hossain, at (202) 637-2323.

Very truly yours,

/s/ Cathy A. Birkeland
Cathy A. Birkeland of LATHAM & WATKINS LLP

cc:	Stanley Chia, Vivid Seats Inc.

Todd Boehly, Horizon Acquisition Corporation

Patrick H. Shannon, Latham & Watkins LLP

Shagufa R. Hossain, Latham & Watkins LLP

Bradley C. Faris, Latham & Watkins LLP

Justin G. Hamill, Latham & Watkins LLP

Christian O. Nagler, Kirkland & Ellis LLP

Wayne E. Williams, Kirkland & Ellis LLP

Aslam A. Rawoof, Kirkland & Ellis LLP